Mail Stop 3561

February 23, 2006

William G. Forhan
Principal Executive Officer
Casino Players, Inc.
2400 E. Commercial Blvd. # 618
Ft. Lauderdale, FL 33308

> **Re: Casino Players, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed February 8, 2007**
> **File No. 333-138251**

Dear Mr. Forhan:

We have reviewed your responses to the comments in our letter dated November 21, 2006 and have the following additional comments.

General

1. Please consider the financial statement updating requirements outlined in Item 310 of Regulation S-B, upon filing your revised document. We may have additional comments upon review of your updated presentation.

2. An updated accountants' consent should be provided in the next amendment.

Cover Page

3. While we note your response to prior comment 2, because investors do not necessarily receive the registration statement cover, please revise the cover page of the prospectus on page iii to provide disclosure similar to that provided in your 18th risk factor in order to provide investors with information regarding the pricing of the resale offering as well as the company's primary offering.

Summary of Our Offering
Our Business, page 1

4. Please revise to provide more financial detail related to the one poker tournament cruise you have operated and clarify here or in an appropriate section of the filing,

the amount of revenues and expenses that were generated during the cruise. In this regard, we note that it is important for investors to know the operating results of your casino representation business vs. your cruise business.

Selected Financial Data, page 2

5. Please update the financial data in the table to reflect the most current period presented in the filing (December 31, 2006). The account balances should be consistent with those presented in the historical financial statements.

Risk Factors
We face very strong competition for finding and referring players to our casino partners, page 4

6. We note your response to prior comment 11 and reissue. This risk factor seems to address two separate risks: the competitive risk to your company from casinos themselves, which also operate as your partners, and the risk to your company with respect to competition from other casino reps. Please revise to present these as two or more separate risk factors, providing more detail in each new risk factor than you have here. For example, in the risk factor(s) related to casinos, discuss any specific risks that stem from having your partners also be your competition. We note from your disclosure in other places throughout the filing that casinos are trying to increase their own database of players and may avoid paying commissions in certain circumstances.

7. We note your response to prior comment 13 and reissue. Given your reliance on casinos to track the betting of players you refer and the inaccuracies that are possible, as per your disclosure on page 21, please add a risk factor to discuss your reliance on the casinos and how the size of your commission is tied to the play duration and better amounts of the players. Also discuss whether you have any system to independently verify the players' betting activity.

Special Note Regarding Forward-Looking Statements, page 7

8. In response to your request for guidance with respect to the revisions we asked for in our prior comment 17, please note that the safe harbor for forward-looking statements is not applicable to new issuers. See Section 27A(a)(1) of the Securities Act. Please revise accordingly.

Selling Security Holders, page 11

9. We note your response to prior comment 25 and reissue in part. Please expand this section to disclose the consideration paid for the securities acquired by the selling shareholders. Additionally, ensure that all agreements defining the rights

of securityholders or between a selling securityholder and the company are filed as exhibits to the registration statement.

Directors, Executive Officers, Promoters and Control Persons, page 15

10. We note your response to prior comment 26 and reissue in part. It is unclear how Mr. Forhan can continue to serve as the CEO of Invicta Group and yet not be involved in its daily operations. To this extent, please tell us more about Invicta Group, such as the number of employees and who manages the daily operations.

Description of Business, page 20

11. Please provide support for your assertion on the top of page 22 that a consolidation has never been done in this industry or revise to remove this language.

Management's Discussion & Analysis, page 25

12. We note your response to prior comment 38 and reissue in part. Comprehensively revise this section to provide information regarding the company's results over the past two years. Include in your disclosure the business reasons underlying changes between periods and discuss any material trends. Please also expand upon your disclosure related to the Las Vegas and Caribbean Cruise groups anticipated for March 2007. For example, please explain the nature and material terms of the contracts and whether deposits have been collected.

13. We note your response to prior comment 39 and reissue. Please reconcile your disclosure here with your tables on pages 8 and 9. In this regard, we note that both your line items and your disclosure regarding the funds necessary to operate for the next twelve months should be reconciled. For example, in "Use of Proceeds" you indicate that working capital will be $495,000 if only 50% of the proceeds are received, while in this section you indicate that they will be $145,000. Revise to provide consistent information throughout the filing.

Certain Relationships and Related Transactions, page 26

14. Per our prior comment 30, please revise to disclose that Mr. Forhan was the CEO and a director of Invicta at the time of the acquisition, and remains as such.

15. While we note your response to prior comment 43, we did not see any revisions related to promoters. Please either confirm that promoters have not been involved with the company or revise to provide all of the information required by Item 404(d) of Regulation S-B.

Financial Statements as of December 31, 2005, page F-10

16. We refer you to our prior comment number 44, as we do not believe this comment has been fully addressed and we are therefore reissuing the comment. Specifically, you state that at the time of your purchase of CRP, the entities were under common control. As such, the transaction should be accounted for in a manner similar to a pooling-of-interests and financial statements of the previously separate entities should be restated on a combined basis (for all periods where there was common control) to furnish comparative information. In this regard, we would expect to see comparative audited financial statements, presented together side by side showing both the predecessor and successor entities for all periods presented in the filing, assuming that common control was present during that entire time frame. We note that the financial statements that you have presented show CRP from July 13, 2004 through December 31, 2004 and CPI from July 20, 2005 through December 31, 2005. The period from January 1, 2005 through July 20, 2005 is not addressed. Further, the audit opinion for CPI covers the period from October 1, 2005 through December 31, 2005, yet the financial statements show the period from July 20, 2005 through December 31, 2005. Your audited financial statements should be revised to show recast financial statements for a single entity, and the audit opinion must fully cover all periods presented. Please revise accordingly.

17. As a related matter, if the acquisition was recorded at historical cost in a manner similar to a pooling, it appears that no goodwill or other intangible assets should have been recorded as the result of that acquisition. Please revise or advise.

18. As it is unclear from your response, please confirm supplementally that common control was present for all periods under consideration (July 13, 2004 through the acquisition date, which appears to be September 30, 2005).

Signatures

19. We reissue our prior comment 50. Please ensure that your next amendment is signed by the CEO, CFO and either the controller or principal accounting officer, along with a majority of your directors.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflet at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3454 if you have any other questions.

Regards,

Sara D. Kalin
Branch Chief - Legal

cc: Via Facsimile (407) 425-0032
        J. Bennett Grocock
        The Business Law Group
        255 S. Orange Avenue, Suite 1201
        Orlando, FL 32801